SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2016

Commission File Number 1-03006

Philippine Long Distance Telephone Company
(Exact Name of Registrant as Specified in Its Charter)

Ramon Cojuangco Building
Makati Avenue
Makati City
Philippines
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F Form 40-F

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-        )

NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some information in this report may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. We have based these forward-looking statements on our current beliefs, expectations and intentions as to facts, actions and events that will or may occur in the future. Such statements generally are identified by forward-looking words such as “believe,” “plan,” “anticipate,” “continue,” “estimate,” “expect,” “may,” “will” or other similar words.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. We have chosen these assumptions or bases in good faith. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual results may differ materially from information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Item 3. Key Information – Risk Factors” in our annual report on Form 20-F for the fiscal year ended December 31, 2015. You should also keep in mind that any forward-looking statement made by us in this report or elsewhere speaks only as at the date on which we made it. New risks and uncertainties come up from time to time, and it is impossible for us to predict these events or how they may affect us. We have no duty to, and do not intend to, update or revise the statements in this report after the date hereof. In light of these risks and uncertainties, you should keep in mind that actual results may differ materially from any forward-looking statement made in this report or elsewhere.

EXHIBITS

Exhibit Number		Page
1	Copies of the disclosure letters that we	5

filed today with the Philippine Stock Exchange, Inc. and the Securities and Exchange Commission (the “Commission”) regarding the approval by the Commission of the Company’s Amended Articles of Incorporation covering the following amendments:

1. Amendment of the First Article changing the name of the Company from Philippine Long Distance Telephone Company to PLDT Inc. 2. Amendment of the Second Article expanding the purpose clause to expressly provide for such other purposes and powers incidental to or in furtherance of the primary purpose, including the power to do or engage in such activities required, necessary or expedient in the pursuit of lawful businesses or for the protection or benefit of the Company.

Exhibit 1

August 2, 2016

Philippine Stock Exchange
3/F Philippine Stock Exchange Plaza
Ayala Triangle, Ayala Avenue
Makati City

Attention: Mr. Jose Valeriano B. Zuño III

OIC — Head, Disclosure Department

Gentlemen:

In compliance with the Revised Disclosure Rules of the Philippine Stock Exchange, Inc., we are submitting herewith a copy of the Certificate of Filing of Amended Articles of Incorporation of PLDT Inc., formerly Philippine Long Distance Telephone Company (the “Company”) issued by the Securities and Exchange Commission on July 29, 2016 together with the Amended Articles of Incorporation of the Company.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

August 2, 2016

SECURITIES & EXCHANGE COMMISSION
Corporation Finance Department

SEC Building, EDSA
Mandaluyong City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C in connection with the approval by the Commission of the Amended Articles of Incorporation of PLDT Inc., formerly Philippine Long Distance Telephone Company, on July 29, 2016.

Very truly yours,

/s/Ma. Lourdes C. Rausa-Chan
MA. LOURDES C. RAUSA-CHAN
Corporate Secretary

Exhibit 1

COVER SHEET

SEC Registration Number
P	W	—	5	5

Company Name

P	L	D	T		I	N	C.
(F	O	R	M	E	R	L	Y	P	H	I	L	I	P	P	I	N	E		L	O	N	G

D	I	S	T	A	N	C	E	T	E	L	E	P	H	O	N	E		C	O	M	P	A	N	Y)

P

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License
Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day

11,802 As of June 30, 2016	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

Exhibit 1

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17
OF THE SECURITIES REGULATION CODE
AND SRC RULE 17.1

1.	August 2, 2016

Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.

Exact name of issuer as specified in its charter

5.	PHILIPPINES6. (SEC Use Only)
Province, country or other jurisdictionIndustry Classification Code of Incorporation
7.	Ramon Cojuangco Building, Makati Avenue, Makati City Address of principal office	1200 Postal Code

8. (632) 816-8553

Issuer’s telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

REPUBLIC OF THE PHILIPPINES
SECURITIES AND EXCHANGE COMMISSION
SEC Building, EDSA Greenhills
City of Mandaluyong, Metro Manila

COMPANY REG. NO. PW-55

CERTIFICATE OF FILING
OF
AMENDED ARTICLES OF INCORPORATION

KNOW ALL PERSONS BY THESE PRESENTS:

This is to certify that the amended articles of incorporation of the

PLDT INC.
(Formerly: Philippine Long Distance Telephone Company)
(Amending Articles I and II by adding Secondary Purpose thereof.)

copy annexed, adopted on April 12, 2016 by majority vote of the Board of Directors and on June 14, 2016 by the vote of the stockholders owning or representing at least two-thirds of the outstanding capital stock and certified under oath by the Secretary and a majority of the Board of Directors of the corporation was approved by the Commission on this date pursuant to the provision of Section 16 of the Corporation Code of the Philippines, Batas Pambansa Blg. 68, approved on May 1, 1980, and copies thereof are filed with the Commission.

Unless this corporation obtains or already has obtained the appropriate Secondary License from this Commission, this Certificate does not authorize it to undertake business activities requiring a Secondary License from this Commission such as, but not limited to acting as: broker or dealer in securities, government securities eligible dealer (GSED), investment adviser of an investment company, close-end or open-end investment company, investment house, transfer agent, commodity/financial futures exchange/broker/merchant, financing company, pre-need plan issuer, general agent in pre-need plans and time shares/club shares/membership certificates issuers or selling agents thereof. Neither does Certificate constitute as permit to undertake activities for which other government agencies require a license or permit.

IN WITNESS WHEREOF, I have set my hand and caused the seal of this Commission to be affixed to this Certificate at Mandaluyong City, Metro Manila, Philippines, this 29th day of July, Twenty Sixteen.

/s/Ferdinand B. Sales

(Phil. SEC Seal)	FERDINAND B. SALES Director Company Registration and Monitoring Department

COVER SHEET
COMPANY REGISTRATION AND MONITORING DEPARTMENT

SEC Registration Number
P	W	-	5	5

Former Company Name

P	H	I	L	I	P	P	I	N	E	L	O	N	G		D	I	S	T	A	N	C	E

	T	E	L	E	P	H	O	N	E	C	O	M	P	A	N	Y

P

AMENDED TO:
New Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G
M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

8168553

CONTACT PERSON INFORMATION

Name of Contact Person	Email Address	Telephone Number/s	Facsimile Number/s

Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	8168553

Contact Person’s Address
9/F MGO Building, Legaspi Street Makati City

— —

To be accomplished by CRMD Personnel

Assigned Processor:        Date— Signature

AMENDED
ARTICLES OF INCORPORATION
OF PLDT Inc.
(Formerly: Philippine Long Distance Telephone Company)

KNOW ALL MEN BY THESE PRESENTS:

That we, a majority of whom are residents of the Philippine Islands, have this day voluntarily associated ourselves together for the purpose of forming a corporation under the laws of the Philippine Islands.

And we hereby certify as follows:

First. That the name of said corporation shall be “PLDT Inc”.

(As amended on June 14, 2016)

Second. That the purposes for which said corporation is formed are to install, maintain, and operate plants, lines, instruments, cables, stations, exchanges, apparatus and any all kinds of equipment, or contrivances, for communications, and the transmission of messages, pictures, impressions, and signals, or any other means which may hereafter be used for communications in their stead; to install, maintain, operate, or lease, in whole, or in part, telephone lines and systems and all other systems and lines of communication, and to purchase, sell and deal in all kinds of apparatus and objects and products which may be advantageously combined with the building, installing and operation of those systems and lines and in general, to engage in any and all acts and business which may be necessary, or convenient, in the furtherance of such lines of communication and business.

Without limiting or restricting in any manner the general powers and all other rights and privileges now or hereafter granted by the laws of the Philippines or any country or territory where said corporation does business or owns property, to corporations of the character of said corporation:

1.	To invest and deal with the money and properties of said corporation and to sell, dispose of or transfer the business, properties and goodwill of said corporation or any part thereof for such consideration and under such terms and conditions as the Board of Directors may determine to be wise or expedient for the benefit or advancement of the interest of said corporation, subject to the requirements of applicable law.

2.	To purchase, acquire, own lease, sell and convey real properties such as lands and appurtenant air rights, land improvements, buildings, warehouses and machineries, equipment and other personal properties as may be necessary or incidental to the conduct of its business or as the Board of Directors may determine to be wise or expedient for the benefit or advancement of the interest of said corporation, and to pay for any property purchased or acquired by or leased to said corporation, or receive payments for any property sold, conveyed or leased by said corporation, in cash, shares of capital stock, debentures and other evidences of indebtedness, or other securities;

3.	To redevelop any and all properties owned or acquired by said corporation for purposes of preserving, enhancing or maximizing their value or as may be wise or expedient for the advancement of its interest, and in such manner and under such terms and conditions, as the Board of Directors may determine;

4.	To borrow or raise money necessary to meet the financial requirements of the business of said corporation by the issuance of shares of its capital stock, bonds, promissory notes and other evidences of indebtedness, and to secure the repayment of any such bonds, promissory notes and other evidences of indebtedness by mortgage, pledge, deed of trust or lien upon the properties of said corporation.

5.	To guarantee the obligations of, and aid in any manner, any corporation, association, or trust estate, domestic or foreign, or any firm or individual, any shares of stock in which, or any bonds, debentures, notes securities, evidences of indebtedness, contracts or obligations of which, are held by or for said corporation, directly or indirectly or through other corporations or otherwise;

6.	To enter into any lawful arrangement for sharing profits, reciprocal concession, cooperation or joint venture with any corporation, association, partnership, entity, person or governmental, municipal or public authority, domestic or foreign, in carrying out any business or transaction deemed necessary, convenient or incidental to accomplish the purposes of said corporation;

7.	To acquire or obtain from any government or authority, national, provincial, municipal or otherwise, or any corporation, company or partnership or person, such charter, contracts, franchise, privileges, exemption, licenses and concessions as may be conducive to any of the purposes of said corporation;

8.	To establish and operate one or more branch offices or agencies within or outside the Philippines and to carry out any or all its operations and businesses in or through such branch offices or agencies without any restrictions, except those provided in applicable laws;

9.	To conduct and transact any and all lawful business, and to do or cause to be done any one or more of the acts and things herein set forth as its purposes, within or outside the Philippines, and everything necessary, desirable or incidental to the accomplishment of the purposes or the exercise of any one or more of the powers herein enumerated, or which shall at any time appear conducive to or expedient for the protection or benefit of said corporation.“

(As amended on June 14, 2016)

Third. That the place where the principal office of the corporation is to be established, or located, is Ramon Cojuangco Building, Makati Avenue, Makati City. (As amended on December 10, 1999 and June 10, 2014)

Fourth. That the term for which said corporation is to exist is fifty (50) years from and after the date of incorporation, and another term of fifty (50) years from and after November 28, 1978.

Fifth. That the names and residences of the incorporators of said corporation are as follows:

Name	Residence
Barreto, Alberto	Manila
Dankwerth, George	“
Fernandez, Ramon J.	“
La’O, Gabriel	“
Lord, Montague	“
Rodriguez, Celestino	Cebu
Smith, W.Z.	Manila
Stevenot, J. E. H.	“

Sixth. That the number of directors of said corporation shall be thirteen (13), and the names and residences of the directors of the corporation who are to serve until their successors are elected and qualified, as provided by the By-laws, are as follows:

Name	Residence
Barreto, Alberto	Manila
Corcoran, John H.	San Francisco
Dankwerth, George	Manila
Fernandez, Ramon J.	Manila
Halsey, Theodore Vail	San Francisco
Petty, George J.	“
Powell, Thos. N.	Iloilo
Rama, Esteban de la	Iloilo
Rodriguez, Celestino	Cebu
Smith, W.Z.	Manila
Stevenot, J. E. H.	“

(As amended on December 10, 1999)

Seventh. That the capital stock of said corporation is Five Billion One Hundred Ninety Five Million Pesos (P5,195,000,000) and said capital stock is divided into two classes consisting of: (A) Preferred Capital Stock sub-classified into: One Hundred Fifty Million (150,000,000) shares of Voting Preferred Stock of the par value of One Peso (P1.00) each and Three Hundred Eighty Seven Million Five Hundred Thousand (387,500,000) shares of Non-Voting Serial Preferred Stock of the par value of Ten Pesos (P10.00) each, and (B) Two Hundred Thirty Four Million (234,000,000) shares of Common Capital Stock of the par value of Five Pesos (P5.00) each.

The shares of Voting Preferred Stock may be issued, owned, or transferred only to or by:

(a)	a citizen of the Philippines or a domestic partnership or association wholly-owned by citizens of the Philippines;

(b)	a corporation organized under the laws of the Philippines of which at least sixty percent (60%) of the capital stock entitled to vote is owned and held by citizens of the Philippines and at least sixty percent (60%) of the Board of Directors of such corporation are citizens of the Philippines; and

(c)	a trustee of funds for pension or other employee retirement or separation benefits, where the trustee qualifies under paragraphs (a) and (b) above and at least sixty percent (60%) of the funds accrue to the benefit of citizens of the Philippines.

(As amended on November 21, 1995, December 10, 1999, March 22, 2012 and June 14, 2013)

The Board of Directors shall have full power and authority to authorize (whether by adoption of amendments to the By-laws of said corporation or of resolutions, the promulgation of rules or regulations or otherwise) the taking by said corporation of all such action, and said corporation shall have full power and authority to take all such action, as the Board of Directors may deem necessary or appropriate to insure compliance by said corporation with any applicable provision of the Constitution of the Republic of the Philippines or any other applicable law, treaty, rule or regulation relating to the ownership of securities of said corporation by citizens of the Philippines, aliens or other persons or group of persons which action may include (but shall not be required to include or be limited to) (i) postponing for such period of time as shall be approved by the Board of Directors, or prohibiting, the recordation on the books of said corporation of any proposed transfer of any securities; (ii) purchasing outstanding securities of said corporation in the open market, in private transactions or otherwise at such price or prices as shall be approved by the Board of Directors; (iii) issuing and/or selling for such consideration as shall be approved by the Board of Directors (a) authorized but unissued securities of said corporation which have not been otherwise reserved or set aside for issuance or (b) authorized and previously issued securities of said corporation which have not been reacquired by, and deposited in the treasury of said corporation; (iv) identifying and/or classifying by means of a legend or otherwise certificates representing any securities of said corporation as “domestic” or “foreign”, or utilizing such other designation or legend as shall be approved by the Board of Directors; (v) maintaining separate transfer records for securities of said corporation held by citizens of the Philippines, aliens of such other persons or groups of persons as shall be approved by the Board of Directors; and (vi) requiring, as a condition to the recordation on the books of said corporation of any issuance or transfer or any of its securities, information satisfactory to the Board of Directors regarding the citizenship or residence of the person to whom it is proposed to issue or transfer its securities.

The following is a statement of the preferences, qualifications, limitations, restrictions and the relative or special rights in respect of each class of the capital stock of the corporation.

A.	Preferred Capital Stock

1. Shares of each sub-class of Preferred Capital Stock may be issued from time to time in one or more series as the Board of Directors may determine, and authority is hereby expressly granted to the Board of Directors, subject to the provisions of this Article Seventh, to establish and designate series of each sub-class of Preferred Capital Stock and to fix the number of shares to be included in each such series and the relative rights, preferences and limitations of the shares of each such series. To the extent not set forth in this Article Seventh, the terms of each such series shall be specified in the resolution or resolutions adopted by the Board of Directors pursuant to the authority hereinbefore granted providing for the issuance of such shares, which resolution or resolutions shall be recorded with the Philippine Securities and Exchange Commission and thereupon be deemed a part of these Articles of Incorporation. Without limiting the generality of the foregoing, the authority of the Board of Directors shall include the determination, which respect to each series of Preferred Capital Stock, of the following:

(a) the number of shares to constitute such series and the distinctive designations thereof;

(b) the dividend rate, if any, on the shares of such series (which, if and to the extent the Board of Directors, in its sole discretion, shall deem appropriate under the circumstances, shall be fixed considering the rate of return on similar securities at the time of issuance of such shares), the terms and conditions upon which and the periods with respect to which dividends shall be payable, whether and upon what conditions such dividends shall be cumulative and, if cumulative, the date or dates from which dividends shall accumulate;

(c) whether or not the shares of such series shall be redeemable, the limitations with respect to such redemptions, the time or times when and the manner in which such shares shall be redeemable (including the manner of selecting shares of such series for redemption if less than all shares are to be redeemed) and the price or prices at which such shares shall be redeemable, which may not be less than (i) the par value thereof plus (ii) accrued and unpaid dividends thereon, nor more than (i) 110% of the par value thereof plus (ii) accrued and unpaid dividends thereon;

(d) whether or not the shares of such series shall be subject to the operation of a purchase, retirement or sinking fund, and, if so, whether and upon what conditions such purchase, retirement or sinking fund shall be cumulative or non-cumulative, the extent to which and the manner in which such fund shall be applied to the purchase or redemption of the shares of such series for retirement or to other corporate purposes and the terms and provisions relative to the operation thereof;

(e) the rights to which the holders of shares of such series shall be entitled upon the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the corporation, which rights may vary depending on whether such liquidation, dissolution, distribution or winding up is voluntary or involuntary, and if voluntary, may vary at different dates, provided, however, that the amount which the holders of shares of such series shall be entitled to receive in the event of any voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the corporation shall not be more than (i) 110% of the par value of such shares plus (ii) accrued and unpaid dividends thereon, nor less than (i) the par value thereof plus (ii) accrued and unpaid dividends thereon;

(f) whether or not the shares of such series shall be convertible into or exchangeable for shares of stock of any other class, or classes, or any other series of the same class, and, if so convertible or exchangeable, the price or prices or the rate or rates of conversion and exchange and the method, if any, of adjusting the same, and any other terms or conditions of such conversion or exchange;

(g) the status of shares of such series redeemed, purchased or otherwise reacquired, or surrendered to the corporation on conversion or exchange; and

(h) any other rights, preferences or limitations of such series, as the Board of Directors may deem advisable and as shall not be inconsistent with the provisions of these Articles of Incorporation.

2. All shares of Preferred Capital Stock shall be of equal rank, preference and priority and shall be identical in all respects regardless of series, except as to voting rights and other terms which may be specified by the Board of Directors pursuant to the provisions of subdivision 1 of this Paragraph A.

3. The Holders of shares of Preferred Capital Stock shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available therefore, preferential cash dividends at the rate, under the terms and conditions, for the periods and on the dates fixed by the resolution or resolutions of the Board of Directors, pursuant to authority hereinbefore granted in this Paragraph A for each series, and no more, before any dividends on the Common Capital Stock (other than dividends payable in Common Capital Stock) shall be paid or set apart for payment with respect to the same dividend period.

All shares of Preferred Capital Stock of all series shall be of equal rank, preference and priority as to dividends irrespective of whether or not the rates of dividends to which the same shall be entitled shall be the same and, when the stated dividends are not paid in full, the shares of all series of Preferred Capital Stock shall share ratably in the payment of dividends including accumulations, if any, in accordance with the sums which would be payable on such shares if all dividends were declared and paid in full, provided, however, that any two or more series of Preferred Capital Stock may differ from each other as to the existence and extent of the right to cumulative dividends as aforesaid.

4. In the event of any voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the corporation, the holders of the shares of each series of Preferred Capital Stock then outstanding shall be entitled to receive out of the net assets of the corporation the amount per share fixed by the resolution or resolutions of the Board of Directors to be received by the holders of shares of each such series on such voluntary or involuntary liquidation, dissolution, distribution of assets or winding up, as the case may be, together with all dividends (whether or not earned) accrued or in arrears, for every share of their holdings of Preferred Capital Stock, before any distribution or payment shall be made to the holders of the Common Capital Stock, and shall be entitled to no other or further distribution.

All shares of Preferred Capital Stock of all series shall be of equal rank, preference and priority as to the net assets of the corporation or proceeds thereof to which the same shall be entitled upon voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the corporation. If, upon any liquidation, dissolution, distribution of assets or winding up, as the case may be, the net assets of the corporation or proceeds thereof distributable among the holders of the shares of Preferred Capital Stock of all series shall be insufficient to pay in full the preferential amount aforesaid, then such assets, or the proceeds thereof, shall be distributed among such holders ratably in accordance with the respective amount which would be payable if all amounts payable thereon were paid in full.

For the purposes of this subdivision 4 neither the consolidation nor merger of the corporation with or into any other corporation, nor any sale, lease, exchange or conveyance of all or any part of the property, assets or business of the corporation shall be deemed to be a liquidation, dissolution, distribution of assets or winding up of the corporation within the meaning of the provisions of this Article Seventh, unless the Board of Directors of the corporation elects to treat such transaction as a liquidation, dissolution, distribution of assets or winding up of the corporation.

5. The holders of shares of Voting Preferred Stock shall have voting rights at any meeting of the stockholders of the corporation for the election of directors and for all other purposes, with one vote in respect of each share of Voting Preferred Stock. Except as otherwise provided by law or as otherwise specifically provided in this subdivision 5, the holders of shares of Non-Voting Serial Preferred Stock shall not be entitled to vote at any meeting of the stockholders for the election of directors or for any other purpose or otherwise to participate in any action taken by the corporation or its stockholders, or to receive notice of any meeting of stockholders.

The corporation shall not, by an amendment to the Articles of Incorporation, or by merger or consolidation or in any other manner, change the rights, designations, preferences or other special rights of any series of Preferred Capital Stock, or the qualifications, limitations and restrictions thereof, in any respect prejudicial to the holders of such series of Preferred Capital Stock without the affirmative vote of the holders of at least a majority of the outstanding shares of such series of Preferred Capital Stock; provided, however, that without such vote the corporation may (i) increase the authorized number of shares of Preferred Capital Stock or of any series thereof, or (ii) authorize classes of shares ranking on a parity with Preferred Capital Stock in right of payment of dividends or upon voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the corporation.

6. Shares of Preferred Capital Stock may be issued and sold by the corporation for such lawful consideration not less than the par value thereof as the Board of Directors shall determine. The ownership of shares of Preferred Capital Stock shall not entitle the owner thereof to any right (other than such right, if any, as the Board of Directors in its discretion may from time to time grant) to subscribe for or to purchase or to have offered to him for subscription or purchase any shares of any class of stock or other securities of the corporation.

(As amended on March 22, 2012)

B.	Common Capital Stock

1. After the requirements with respect to preferential dividends on the Preferred Capital Stock shall have been met and after the corporation shall have complied with all the requirements, if any, with respect to the setting aside of sums as purchase, retirement or sinking funds, then and not otherwise the holders of shares of Common Capital Stock shall be entitled to receive such dividends as may be declared from time to time by the Board of Directors out of funds legally available therefor.

2. After distribution in full of the preferential amounts to be distributed to the holders of shares of Preferred Capital Stock in the event of the voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the corporation, the holders of shares of Common Capital Stock shall be entitled to receive all the remaining assets of the corporation of whatever kind available for distribution to stockholders ratably in proportion to the number of shares of the Common Capital Stock held by them, respectively.

3. The holders of shares of Common Capital Stock shall have the right to vote for the election of directors and any and all matters voted upon by the stockholders. Each holder of shares of Common Capital Stock shall have one vote in respect of each share of such stock held by him.

4. The ownership of shares of Common Capital Stock shall not entitle the owner thereof to any right (other than such right, if any, as the Board of Directors in its discretion may from time to time grant) to subscribe for or to purchase or to have offered to him for subscription or purchase (a) any issue of shares of any class of preferred stock of the corporation, (b) any issue of up to 12,198,462 shares of common capital stock, for cash, to NTT Communications Corporation (or a subsidiary thereof) as a strategic investor in the Corporation, and (c) any issue of up to 1,289,745 shares of common capital stock pursuant to the Executive Stock Option Plan which was approved by the Board of Directors on April 27, 1999.

(As amended on December 10, 1999, March 22, 2012 and June 14, 2013)

Eight. That the amount of said capital stock which has been actually subscribed is Two Hundred Thousand Pesos (P200,000.00), and the following persons have subscribed for the number of shares and amount of capital stock set out after their respective names:

		Number of	Amount
Name	Residence	Shares	Subscribed
Barreto, Alberto	Manila	1	P	100.00
Corcoran, John H.	San Francisco	400		40,000.00
Dankwerth, George	Manila	50		5,000.00
Fernandez, Ramon J.	“	100		10,000.00
Halsey, Theodore Vail	San Francisco	503		50,300.00
La’O, Gabriel	Manila	10		1,000.00
Lord, Montague	“	100		10,000.00
Petty, George J.	San Francisco	400		40,000.00
Powell, Thos. N.	Iloilo	10		1,000.00
Rama, Esteban dela	“	1		100.00
Rodriguez, Celestino	Cebu	25		2,500.00
Smith, W.Z.	Manila	100		10,000.00
Stevenot, J.E.H.	“	300		30,000.00
	Total	2,000	P	200,000.00

Ninth. That the following persons have paid on the shares of capital stock for which they have subscribed, the amount set out after their respective names:

Names	Residence	Amount Paid on
		Subscription
Barreto, Alberto	Manila	P	25.00
Corcoran, John H.	San Francisco		10,000.00
Dankwerth, George	Manila		1,250.00
Fernandez, Ramon J.	Manila		2,500.00
Halsey, Theodore Vail	San Francisco		12,575.00
La’O, Gabriel	Manila		250.00
Lord, Montague	Manila		2,500.00
Petty, George J.	San Francisco		10,000.00
Powell, Thos. N.	Iloilo		250.00
Rama, Esteban dela	Iloilo		25.00
Rodriguez, Celestino	Cebu		625.00
Smith, W.Z.	Manila		2,500.00
Stevenot, J.E.H.	Manila	P	7,500.00

		P	50,000.00

Tenth. That Montague Lord has been elected by the subscribers as Treasurer of the corporation, to act as such until his successor is duly elected and qualified in accordance with the By-Laws, and as such Treasurer he has been authorized to receive for the corporation and to receipt in its name for all subscriptions paid in by said subscribers.

Eleventh. That the starting point of the telephone system of the Philippine Long Distance Telephone Company is to be at the Central Toll Office in the City of Manila. The lines will run from the said City of Manila to the City of Baguio, thru the Provinces of Rizal, Bulacan, Pampanga, Tarlac, Pangasinan and Benguet, and from Manila to the Cities of Cebu and Iloilo and such lines and circuits are to be extended as the business so warrants to all of the progressive municipalities throughout the Philippine Islands and other countries. One terminus of the lines is to be established in the Toll Office, or local Exchange, and the other terminus is to be located in the various Toll Centers, Toll Stations, or subscribers’ telephone station. The estimated length of the lines covered by the initial project is over three hundred (300) kilometers.

The construction materials to be used consist, in part, of open wire, lead covered aerial and underground cables, cable terminals, wood and reinforced concrete poles, porcelain and glass insulators, pins and crossarms, automatic, local and common battery telephones, local exchange and toll switchboards, and such other kinds and types of apparatus and equipment as may be convenient and necessary. Long distance telephone lines and circuits are to be built and operated between said provinces and municipalities and such other additional ones as the Public Service Commission, the public needs, and the convenience of the corporation may later require and approve.

In Witness Whereof, we have hereunto set our hands and seal this 19th day of November, A.D. 1928.

(SGD.) Alberto Barreto
(SGD.) Geo C. Dankwerth
(SGD.) R. J. Fernandez
(SGD.) Gabriel La’O
(SGD.) Montague Lord
(SGD.) Celestino Rodriguez
(SGD.) W. Z. Smith
(SGD.) J.E.H. Stevenot
(NOTARIAL SEAL)
Signed and sealed in the
Presence of:
(SGD.) Illegible (Witness)
(SGD.) Canuto Ducusin (Witness)

United States of America ) Philippine Islands ) s.s. City of Manila )

Before me, the undersigned, a Notary Public in and for the City of Manila, Philippine Islands, came the following persons, who are personally known to me to be the same persons who executed the foregoing instrument and they acknowledged to me that they executed the same as their free and voluntary act and deed and exhibited to me their cedula certificates as follows:

Cedula No.	Issued at

Barreto, Alberto	F-	9	Manila	January 14th, 1928
Dankwerth, George	F-	5205	“	January 3rd, 1928
Fernandez, Ramon J.	F-	600	“	January 3rd, 1928
La’O, Gabriel	F-	26809	“	February 3rd, 1928
Lord, Montague	F-	5116	“	January 3rd, 1928
Rodriguez, Celestino	F-	1112770	Cebu	January 3rd, 1928
Smith, W.Z.	F-	36	Manila	January 3rd, 1928
Stevenot, J.E.H.	F-	1319542	Iloilo	January 4th, 1928
			(Sgd.) Marcelo P. Karaan
			Notary Public
		My Commission expires December 31st, 1928

(NOTARIAL SEAL)
Doc. No. 679
Page No. 77
Book No. IV
Series of 1928.

REPUBLIC OF THE PHILIPPINES) CITY OF MAKATI	) S.S.

SECRETARY’S CERTIFICATE

I, MA. LOURDES C. RAUSA-CHAN, of legal age, Filipino, with office address at the 9th Floor, MGO Building, Legaspi corner Dela Rosa Streets, Makati City, after having been duly sworn to in accordance with law, hereby depose and state that:

1.	I am the duly elected and qualified Corporate Secretary of Philippine Long Distance Telephone Company (the “Company”), a corporation duly organized and existing under and by virtue of the laws of the Republic of the Philippines, with principal office address at Ramon Cojuangco Building, Makati Avenue, Makati City.

2.	To the best of my knowledge, no action or proceeding has been filed or is pending before any court involving an intra-corporate dispute and/or claim by any person or group against the Board of Directors, individual directors and/or key officers of the Company as its duly elected and/or appointed directors or officers or vice versa.

WITNESS my hand and the seal of the Company this 28th day of June, 2016 at Makati City, Philippines

s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

SUBSCRIBED AND SWORN to before me this 28th day of June, 2016 at Makati City, affiant exhibited to me her Philippine Passport No. EB3934720 issued in Manila by the Department of Foreign Affairs on October 24, 2011 and valid until October 23, 2016.

NOTARY PUBLIC

/s/ ABNER TITO L. ALBERTO

ABNER TITO L. ALBERTO Notary Public for the City of Makati Until December 31, 2016 Notarial Appointment No. M-93 Roll of Attorneys No. 38834 PTR O.R. NO. 5329767-01/11/16 Makati City IBP Lifetime Roll No. 02359 – May 9, 2001

Doc. No.	429	Page No.	087	Book No.	III	Series of	2016.

REPUBLIC OF THE PHILIPPINES)
CITY OF MAKATI	) S.S.
JOINT AFFIDAVIT OF UNDERTAKING TO CHANGE NAME

We, MANUEL V. PANGILINAN and MA. LOURDES C. RAUSA-CHAN, both of legal age, Filipinos, with office addresses at the 7/F Ramon Cojuangco Building and 9F MGO Building, Dela Rosa corner Legaspi Streets, Makati City, respectively, after having been duly sworn to in accordance with law, hereby depose and state that:

1.	We are the President and Chief Executive Officer and Corporate Secretary, respectively, of PHILIPPINE LONG DISTANCE TELEPHONE COMPANY, (the “Company”) a corporation duly organized and existing under and by virtue of the laws of the Republic of the Philippines, with office address at Ramon Cojuangco Building, Makati Avenue, Makati City;

2.	The Company is in the process of amending its corporate name to PLDT Inc. as set forth in its Amended Articles of Incorporation which is pending approval by the Securities and Exchange Commission (the “Commission”);

3.	We, in behalf of the Company, hereby undertake to change its corporate name as herein provided, or as amended thereafter, immediately upon receipt of notice or directive from the Commission that another corporation, partnership or person has acquired a prior right to the use of that name or that name has been declared as misleading, deceptive, confusingly similar to a registered name, or contrary to public morals, good customs or public policy.

4.	We are executing this affidavit to attest to the truth of the foregoing and for whatever legal purpose it may serve.

IN WITNESS WHEREOF, we hereby signed this affidavit this 29th day of June, 2016, at Makati City, Philippines.

/s/Manuel V. Pangilinan	/s/Ma. Lourdes C. Rausa-Chan

MAUEL V. PANGILINAN	MA. LOURDES C. RAUSA-CHAN

SUBSCRIBED AND SWORN to before me this 28th day of June, 2016 at Makati City, affiant exhibited to me her Philippine Passport No. EB3934720 issued in Manila by the Department of Foreign Affairs on October 24, 2011 and valid until October 23, 2016.

NOTARY PUBLIC /s/ ABNER TITO L. ALBERTO

ABNER TITO L. ALBERTO Notary Public for the City of Makati Until December 31, 2016 Notarial Appointment No. M-93 Roll of Attorneys No. 38834 PTR O.R. NO. 5329767-01/11/16 Makati City IBP Lifetime Roll No. 02359 – May 9, 2001

Doc. No.	432	Page No.	088	Book No.	III	Series of	2016.

UNDERTAKING

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY (the “Company”) through its Corporate Secretary, Ma. Lourdes C. Rausa-Chan, hereby undertakes that it will comply with applicable registration and other requirements of the law, rules and regulations if the Company borrows funds from 20 or more lenders in order to meet the financial requirements of the business.

WITNESS my hand and the seal of the Company this 12th day of July, 2016 at Makati City, Philippines

s/Ma. Lourdes C. Rausa-Chan

MA. LOURDES C. RAUSA-CHAN Corporate Secretary PHILIPPINE LONG DISTANCE TELEPHONE COMPANY

SUBSCRIBED AND SWORN to before me this 12th day of July, 2016 at Makati City, affiant exhibited to me her Philippine Passport No. EB3934720 issued in Manila by the Department of Foreign Affairs on October 24, 2011 and valid until October 23, 2016.

NOTARY PUBLIC

/s/ ABNER TITO L. ALBERTO

ABNER TITO L. ALBERTO Notary Public for the City of Makati Until December 31, 2016 Notarial Appointment No. M-93 Roll of Attorneys No. 38834 PTR O.R. NO. 5329767-01/11/16 Makati City IBP Lifetime Roll No. 02359 – May 9, 2001

Doc. No.	433	Page No.	088	Book No.	III	Series of	2016.

CERTIFICATE OF AMENDMENT OF THE
ARTICLES OF INCORPORATION OF
PLDT Inc.

(Formerly: Philippine Long Distance Telephone Company)

KNOW ALL MEN BY THESE PRESENTS:

We, the undersigned Corporate Secretary and majority of the members of the Board of Directors of PLDT Inc. (the “Corporation”), do hereby certify that the attached copy of the Amended Articles of Incorporation of the corporation is a true and correct copy of the Amended Articles of Incorporation of the Corporation containing the amendments to the First Article and Second Article thereof (the “Amendments”)

We, the undersigned, do hereby further certify that the Amendments were approved by majority of the members of the Board of Directors of the Corporation at their meeting held on April 12, 2016 at the Board Room, 7th Floor Ramon Cojuangco Building, Makati Avenue, Makati City, and by the vote of the stockholders who own or hold more than two-thirds (2/3) of the total outstanding shares of capital stock consisting of Common Stock and Preferred Stocks (Voting and Non-Voting Serial Preferred) of the Corporation, who were present or represented by proxy at the Annual Meeting of Stockholders held at Rizal Ballroom AB, Makati Shangri-La, Ayala Avenue corner Makati Avenue, Makati City, Philippines, on June 14, 2016 and called for the purposes stated in the Agenda for the said meeting, including the approval of the Amendments.

IN WITNESS WHEREOF, we have hereunder signed this Certificate and caused it to be impressed with the seal of the Corporation at Makati City, Philippines on June 21, 2016.

/s/Manuel V. Pangilinan

MANUEL V. PANGILINAN Director and Chairman of the Board TIN 914-481-801	NAPOLEON L. NAZARENO Director TIN 115-968-132
/s/Ray C. Espinosa	/s/James L. Go

RAY C. ESPINOSA            JAMES L. GO

Director            Director

TIN 113-248-897 TIN 124-292-200

/s/Bernido H. Liu /s/Tadashi Miyashita

BERNIDO H. LIU	TADASHI MIYASHITA
Director	Director
TIN 103-962-825 TIN 457-177-720-000
/s/Hideaki Ozaki	/s/Artemio V. Panganiban

HIDEAKI OZAKI            ARTEMIO V. PANGANIBAN
Director            Director

TIN 438-104-324-000 TIN 106-197-693

/s/Ma. Lourdes C. Rausa-Chan /s/Pedro E. Roxas
MA. LOURDES C. RAUSA-CHAN            PEDRO E. ROXAS
Director and Corporate Secretary            Director

TIN 108-787-328 TIN 104-738-165

/s/Juan B. Santos
JUAN B. SANTOS
Director

TIN 125-382-111

SUBSCRIBED AND SWORN to before me this June 21, 2016, in Makati City, affiants exhibiting to me their Passport Numbers, as follows:

Name	Passport No.	Date of	Place of Issue
Issue/Validity

1. MManuel V. Pangilinan	EC1452578	7.20.2014 to	Philippines
7.19.2019

2. RRay C. Espinosa	EB6814744	11-23-2012 to	Philippines
11.22.2017

3. JJames L. Go	EB8376601	6.13.2013 to	Philippines
6.12.2018

4. BBernido H. Liu	EB6358199	9.17.2012 to	Philippines
9.16.2017

5. TTadashi Miyashita	TH2502127	2.08.2007 to	Japan
2.08.2017

6. HHideaki Ozaki	TR3161456	2.27.2015 TO	Japan
2.27.2025

7. AArtemio V.	DE0000999	1.21. 2012	Philippines
Panganiban		1.20, 2017

8. MMa. Lourdes C.	EB3934720	10.24.2011 to	Philippines
Rausa-Chan		10.23.2016

9. PPedro E. Roxas	EC2368933	10.10.2014 to	Philippines
10.09.2019

10. JJuan B. Santos	EB8773428	7.24.2013 to	Philippines
7.23.2018

NOTARY PUBLIC

/s/ ABNER TITO L. ALBERTO

ABNER TITO L. ALBERTO Notary Public for the City of Makati Until December 31, 2016 Notarial Appointment No. M-93 Roll of Attorneys No. 38834 PTR O.R. NO. 5329767-01/11/16 Makati City IBP Lifetime Roll No. 02359 – May 9, 2001

Doc. No.	428	Page No.	081	Book No.	III	Series of	2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PHILIPPINE LONG DISTANCE TELEPHONE COMPANY
By : /s/Ma. Lourdes C. Rausa-Chan

Name : Ma. Lourdes C. Rausa-Chan Title : Senior Vice President, Corporate Affairs and Legal Services Head and Corporate Secretary

Date: August 2, 2016